Grubb and Nadler Inc
Profit & Loss
January through December 2020

	TOTAL
Ordinary Income/Expense	
Income	
RETAIL SALES- GNN	2,058,999.81
RETAIL SALES - FGG SF	4,822,101.05
Total Income	6,881,100.86
Cost of Goods Sold	
COST OF GOODS SOLD	652,465.41
MERCHANT ACCOUNT FEES	136,850.91
Total COGS	789,316.32
Gross Profit	6,091,784.54
Expense	
ADVERTISING AND PROMOTION	51,695.77
AUTOMOBILE EXPENSE	161,504.56
BUSINESS LICENSES AND PERMITS	4,587.77
CHARITABLE CONTRIBUTIONS	282.00
INSURANCE EXPENSE	47,783.36
INTEREST EXPENSE	81,216.26
MERCHANDISING EXPENSE	11,621.93
OFFICE/BUSINESS EXPENSES	601,604.24
OUTSIDE SERVICES	198,967.51
PAYROLL	3,109,918.22
PAYROLL EXPENSES	2,323.32
TAXES AND PERMITS	77,299.17
TRAVEL EXPENSE	17,734.90
UTILITIES	211,557.22
Total Expense	4,578,096.23
Net Ordinary Income	1,513,688.31
Other Income/Expense	
Other Income	
FFCRA	1,795.67
PPP Forgiveness	541,047.24
Other Misc. Income	21,716.78
Rental Income	7,061.28
Total Other Income	571,620.97
Net Other Income	571,620.97
Net Income	**2,085,309.28**

Grubb and Nadler Inc
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
GNN Checking - BofA - 11586	4,873.09
NRB Checking - 9835	99,618.93
Petty Cash - GNN	570.25
Total Checking/Savings	105,062.27
Accounts Receivable	88,074.39
Other Current Assets	
Cash in safety deposit box	1,100.00
Cash Clearing	15,204.25
Cash clearing - GNN	19,466.18
A/R RETAIL	-12,226.87
Trade Receivable - GNN	46,802.05
INVENTORY ASSET	5,159,942.00
Accrued Health Insurance	13,457.92
Prepaid Insurance Premium	4,250.84
Total Other Current Assets	5,247,996.37
Total Current Assets	5,441,133.03
Fixed Assets	
2020 Mercedes M3CA76	62,800.06
2020 MARIOTTI MODEL ME8C FORKLI	37,279.80
Skid Steer	60,262.30
2010 Toyota Corolla	12,696.76
2016 Mercedes Sprinter Van	43,768.66
2018 Toyota Hino	93,173.93
ACCUMULATED DEPRECIATION	-478,194.07
Bobcat S300 (South)	38,596.00
FURNITURE AND EQUIPMENT	2,909.16
Hyster Forklift (north)	27,810.00
Kubota L2501DT-R1 & 4WD TRACTOR	36,566.97
Kubota RTV-X1140	34,091.35
Kubota Tractor	88,122.95
Land & Buildings	4,044.00
Machinery & Equipment	66,966.59
OTHER FIXED ASSETS	
Facilities Upgrades/Fixtures	29,010.65
Leasehold Improvements	55,062.88
Total OTHER FIXED ASSETS	84,073.53
POS system	28,786.61
Total Fixed Assets	243,754.60
Other Assets	8,000.00
TOTAL ASSETS	**5,692,887.63**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	262,239.70
Credit Cards	
CREDIT CARDS	109,977.55
Total Credit Cards	109,977.55

Grubb and Nadler Inc
Balance Sheet
As of December 31, 2020

	Dec 31, 20
Other Current Liabilities	
PPP Loan American AG	10,000.00
Accrued Insurance Payable	130.00
Deposits Received on Acct - SF	18,678.29
Gift Cert Outstanding -SF	221,363.65
Store Credits Outstanding SF	105,540.92
American AGCredit Credit Line	301,536.98
LOAN - GRUBB	-13,519.81
LOAN - NADLER	70,872.15
Intercompany receivable	1,273,790.47
LOANS VEHICLES & EQUIPMENT	234,462.44
Sales Tax owed	460,209.87
Total Other Current Liabilities	2,683,064.96
Total Current Liabilities	3,055,282.21
Long Term Liabilities	
SBA EIDL Loan	149,900.00
P.D. Trade out - 2021	25,444.34
CARES Deferred Payroll Taxes	111,394.30
Total Long Term Liabilities	286,738.64
Total Liabilities	3,342,020.85
Equity	
Treasury Stock	-118,063.74
Common Stock	679,794.95
RETAINED EARNINGS	-296,173.71
Net Income	2,085,309.28
Total Equity	2,350,866.78
TOTAL LIABILITIES & EQUITY	**5,692,887.63**

Grubb and Nadler Inc
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	2,085,309.28
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Net cash provided by Operating Activities	51,936.99
INVESTING ACTIVITIES	-215,500.15
FINANCING ACTIVITIES	135,971.08
Net cash increase for period	-27,592.08
Cash at beginning of period	132,654.35
Cash at end of period	**105,062.27**